
March 15, 2022

Mike McKeever
President and Chief Executive Officer
Carvana Receivables Depositor LLC
1930 West Rio Salado Parkway
Tempe, AZ 85281

> **Re:** **Carvana Receivables Depositor LLC**
> **Registration Statement on Form SF-3**
> **Filed March 11, 2022**
> **File No. 333-263473**

Dear Mr. McKeever:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance